Exhibit 99.2

CRH Medical Corporation
(the “Corporation”)

Annual General Meeting of Shareholders
(the “Meeting”)

June 16, 2016

REPORT OF VOTING RESULTS
(Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations)

Common Shares represented at the Meeting:	35,297,102
Total issued and outstanding Common Shares as at Record Date:	71,449,648
Percentage of issued and outstanding Common Shares represented:	49.40%

1.	Set the Number of Directors

By resolution passed by show of hands, the number of directors of the Corporation was set at five. Votes were received as follows: 35,254,061 for and 13,430 against.

2.	Election of Directors

By resolution passed by ballot, the following five nominees proposed by management were elected as directors of the Corporation to hold office until the next annual meeting of shareholders or until their successors are elected or appointed. Votes were received as follows:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Dr. Anthony Holler	26,864,354	95.80%	1,177,267	4.20%
Dr. David Johnson	28,003,641	99.86%	37,980	0.14%
Todd Patrick	26,861,242	95.79%	1,180,379	4.21%
Ian Webb	26,861,784	95.79%	1,179,837	4.21%
Edward Wright	27,895,289	99.48%	146,332	0.52%

3.	Appointment of Auditor

By resolution passed by show of hands, KPMG LLP, Chartered Accountants, was appointed auditor of the Corporation for the ensuring year and the directors authorized to fix their remuneration.  Votes were received as follows: 35,226,531 for and 40,960 withheld.

Dated: June 17, 2016